                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

 X  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
---
1934

For the fiscal year ended December 31, 2000 or

    Transition report pursuant to Section 15(d) of the Securities Exchange Act
---
of 1934

For the transition period from     to
                              -----  -----

Commission File Number 0-19598
                       -------

                            infoUSA Inc. 401(K) Plan
                  5711 South 86th Circle, Omaha, Nebraska 68127
--------------------------------------------------------------------------------
                      (Full title and address of the plan)

                                infoUSA Inc.
                  5711 South 86th Circle, Omaha, Nebraska 68127
--------------------------------------------------------------------------------
       (Name of issuer of the security held pursuant to the plan and the address of its principal executive offices)

        Registrant's telephone number, including area code (402) 593-4500

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                 Stormy L. Dean
                             Chief Financial Officer
                                  infoUSA Inc.
                  5711 South 86th Circle, Omaha, Nebraska 68127

                            INFOUSA, INC. 401(k) PLAN



                                TABLE OF CONTENTS



                                                                                PAGE
Independent Auditors' Reports                                                     1

Statements of Net Assets Available for Plan Benefits as of
  December 30, 2000 and December 31, 1999                                         2

Statements of Changes in Net Assets Available for Plan Benefits
  for the years ended December 30, 2000 and December 31, 1999 and 1998            3

Notes to Financial Statements                                                     4

Schedule of Assets Held for Investment Purposes at End of Year                   10

                          INDEPENDENT AUDITORS' REPORT


     The Plan Trustees
     infoUSA, Inc. 401(k) Plan:


     We have audited the financial statements of the infoUSA, Inc. 401(k) Plan (the Plan) as of December 30, 2000 and December 31, 1999 and for the years ended December 30, 2000 and December 31, 1999 and 1998, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2000 and December 31, 1999, and the changes in net assets available for plan benefits for the years ended December 30, 2000 and December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        KPMG
     May 25, 2001

                            INFOUSA, INC. 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                     December 30, 2000 and December 31, 1999

                                                                      2000            1999
                                                                   -----------     -----------
Assets:
    Investments at fair value:
      Mutual funds (cost, $31,873,630 and $27,180,486 at           $30,465,980      28,084,447
        December 30, 2000 and December 31, 1999, respectively)
      infoUSA common stock (cost, $3,310,885 and $718,730 at
        December 30, 2000 and December 31, 1999, respectively)       2,092,439       1,446,643
      Participant loans                                                257,941         412,914
                                                                   -----------     -----------

             Total investments                                      32,816,360      29,944,004

    Receivables:
      Employer contribution                                            136,549         147,216
      Participant contributions                                        322,616         268,003
      Accrued interest                                                   1,620           2,958
                                                                   -----------     -----------

             Total assets                                           33,277,145      30,362,181

Liabilities -
    Accrued administrative expenses                                     33,946          41,639
                                                                   -----------     -----------

             Net assets available for Plan benefits                $33,243,199      30,320,542
                                                                   ===========     ===========


See accompanying notes to financial statements.

                            INFOUSA, INC. 401(K) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

          Years ended December 30, 2000 and December 31, 1999 and 1998

                                                                           2000              1999             1998
                                                                       ------------      ------------     ------------
Additions to net assets attributed to:
    Investment income:
      Dividend income                                                  $  2,963,324         1,831,455          514,920
      Interest income                                                        45,381            63,803              422
      Net appreciation (depreciation) in fair value of investments       (4,296,618)        1,184,250          592,410
                                                                       ------------      ------------     ------------

             Total investment income (loss)                              (1,287,913)        3,079,508        1,107,752
                                                                       ------------      ------------     ------------

    Contributions:
      Participants                                                        5,165,585         3,529,171        2,285,563
      Employer cash contribution                                                 --           333,556          447,282
      Employer stock contribution                                         2,252,592           638,033               --
      Rollover from Walter Karl, Inc.                                            --                --        2,406,758
      Rollover from Donnelley Marketing, Inc.                             2,122,280        15,747,205               --
                                                                       ------------      ------------     ------------

             Total contributions                                          9,540,457        20,247,965        5,139,603
                                                                       ------------      ------------     ------------

             Total additions                                              8,252,544        23,327,473        6,247,355
                                                                       ------------      ------------     ------------

Deductions from net assets attributed to:
    Benefits paid to participants                                         5,229,737         2,943,601          859,587
    Administrative fees                                                     100,150            75,617            7,754
                                                                       ------------      ------------     ------------

             Total deductions                                             5,329,887         3,019,218          867,341
                                                                       ------------      ------------     ------------

             Net increase                                                 2,922,657        20,308,255        5,380,014

Net assets available for Plan benefits:
    Beginning of year                                                    30,320,542        10,012,287        4,632,273
                                                                       ------------      ------------     ------------

    End of year                                                        $ 33,243,199        30,320,542       10,012,287
                                                                       ============      ============     ============


See accompanying notes to financial statements.

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2000 and December 31, 1999 and 1998



  (1)   DESCRIPTION OF PLAN

        The following description of the infoUSA, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan covering employees of infoUSA, Inc. (the Company) who have been employed by the Company for any consecutive 6-month period, are employed by the Company on the last day of the Plan year, and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan believes they are in compliance with such provisions. Assets totaling approximately $2.4 million from the Walter Karl, Inc. 401(k) Plan were merged with the Plan on December 1, 1998. Assets from the First Data Corporation Incentive Savings Plan attributable to certain employees of Donnelley Marketing, Inc. (Donnelley) totaling approximately $15.7 million were trolled over into the Plan October 15, 1999, with an additional approximately $2.1 million rolled over in 2000. The assets associated with these transfers and business changes were rolled into the available investment options of the Plan at the respective transfer dates.

        CONTRIBUTIONS

        Participants may elect to contribute up to 15% of their pre-tax annual compensation, not to exceed limits set by the Secretary of the Treasury. The Company makes matching contributions of 50% of the first 6% of participant contributions; prior to January 1, 2000, the Company made matching contributions of 50% of the first 3% of participant contributions. Effective May 1, 1999, the Company's matching contribution is in the form of Company common stock. The Company also contributes to the Plan a percentage of employees' salaries based on years of service to the Company to former Donnelley employees who qualified for this benefit prior to the Plan merger.

        PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings based on balances in their account. Other than the Company common stock, all contributions are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        VESTING

        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.




                                       4                             (Continued)

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2000 and December 31, 1999 and 1998



        PARTICIPANT LOANS

        The Plan does not allow for participants to borrow from their fund accounts; however, the Plan assumed loans that were transferred in conjunction with Plan mergers. These loans are secured by the balance in the participant's account and bear interest at rates that range from 7% to 9.5% at December 30, 2000. Principal and interest is paid ratably through payroll deductions.

        PAYMENT OF BENEFITS

        Upon termination of service, a participant will receive a lump sum amount equal to the value of his or her account, subject to mandatory federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

        FORFEITURES

        Nonvested portions of terminated participants' accounts are forfeited. Forfeitures are applied against future Company contributions or administrative expenses. Forfeitures as of December 30, 2000 and December 31, 1999 and 1998, were $78,057, $83,985, and $42,795, respectively.

        INVESTMENT OPTIONS

        Upon enrollment participants may direct their funds into the following investment options:

           o  infoUSA, Inc. Common Stock Fund - invests in infoUSA common stock.

           o Contrafund - Invests primarily in common stocks and securities convertible into common stocks.

           o Intermediate Bond Fund - Invests in fixed income obligations of companies and the U. S. Government.

           o Puritan - Invests in a broadly diversified portfolio of high-yielding equity and debt securities.

           o Retirement Money Market - Invests in short-term corporate obligations, U. S. Government obligations, and certificates of deposit.

           o  Low-priced Stock - Invests in U. S. and foreign stocks.

           o Equity Income II - Invests in income-producing domestic and foreign equity securities.

           o Spartan U. S. Equity Index - Invests in common stocks of companies and seeks a total return which corresponds to that of the Standard & Poor's 500 Index.

           o Diversified International Equity - Invests mainly in equity securities of foreign companies that pay current dividends and show potential for capital appreciation.

           o Dividend Growth - Invests mainly in equity securities of companies that have the potential for dividend growth.



                                       5                             (Continued)

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2000 and December 31, 1999 and 1998



        Prior to 1999, participants could also elect to contribute to the following fund. This fund was discontinued in 1999.

          o Asset Manager Growth - Invests in foreign and domestic equity securities, bonds and short-term instruments.

        Participants may redirect their funds on a daily basis. The minimum transfer between funds is the lessor of $250 or 100% of the account balance in the fund. If the transfer is less that $250, it may only be transferred to one fund.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies followed in the preparation of these financial statements.

        BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

        INVESTMENTS

        All Plan investments are held by Fidelity Management Trust Company (the Trustee) and are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

        PAYMENT OF BENEFITS

        Benefits are recorded when paid.

        ADMINISTRATIVE EXPENSES

        Certain administrative expenses are paid by the Company. The Plan is responsible for administrative fees relating to certain recordkeeping.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts revenues and expenses during the reporting period. Actual results could differ from those estimates.



                                       6                             (Continued)

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2000 and December 31, 1999 and 1998



  (3)   INVESTMENTS

        The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets at December 30, 2000 and December 31, 1999:

                                                                     2000           1999
                                                                  ----------      ---------
                    Fidelity Contrafund,
                         138,947 shares (108,291 in 1999)         $6,832,039      6,499,620
                    Fidelity Intermediate Bond Fund,
                         190,361 shares (182,650 in 1999)          1,911,220      1,782,663
                    Fidelity Retirement Money Market,
                         2,135,826 shares (2,806,029 in 1999)      2,135,826      2,806,029
                    Fidelity Low-priced Stock,
                         123,428 shares (90,538 in 1999)           2,853,645      2,049,769
                    Fidelity Equity Income II,
                         185,792 shares (141,415 in 1999)          4,432,989      3,870,530
                    Fidelity Spartan U. S. Equity Index,
                         101,641 shares (85,505 in 1999)           4,757,813      4,453,945
                    Fidelity Dividend Growth,
                         161,088 shares (139,856 in 1999)          4,826,186      4,054,429
                    infoUSA Inc. Common Stock,
                         450,708 shares (77,982 in 1999)           2,092,439      1,446,643

        During 2000, 1999, and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                               Net                             Net                         Net
                                                           Appreciation                    Appreciation                Appreciation
                                                          (Depreciation)                  (Depreciation)              (Depreciation)
                                           Fair Value      in Fair Value   Fair Value     in Fair Value   Fair Value  in Fair Value
                                           -----------    --------------   -----------    --------------  ----------  --------------
                                                        2000                           1999                         1998
                                           -----------------------------   -----------------------------  --------------------------
        Fidelity Contrafund                $ 6,832,039       (1,340,936)     6,499,620         132,361     3,014,664      443,912
        Fidelity Intermediate Bond Fund      1,911,220           50,818      1,782,663         (72,653)    1,094,543        8,691
        Fidelity Puritan                     1,458,173           (3,944)     1,373,575         (27,915)      202,732       -1,671
        Fidelity Retirement Money Market     2,135,826             --        2,806,029            --       2,693,326            0
        Fidelity Low-priced Stock            2,853,645           48,494      2,049,769          40,445       636,584      -61,446
        Fidelity Equity Income II            4,432,989         (489,823)     3,870,530        (344,082)    1,516,317      115,932
        Fidelity Spartan U.S. Equity Index   4,757,813         (507,692)     4,453,945         348,503       333,802       28,905
        Fidelity Diversified International
          Equity                             1,258,089         (206,310)     1,193,887         244,007       113,502       -2,000
        Fidelity Dividend Growth             4,826,186          183,282      4,054,429          74,964        59,269        3,301
        Fidelity Asset Manager Growth             --               --             --             5,319        37,009       -3,121
        Fidelity Asset Manager                       0             --             --              --               0       59,907
        infoUSA Inc. Common Stock            2,092,439       (2,030,507)     1,446,643         783,302             0            0
                                           -----------      -----------    -----------     -----------    ----------     --------
                                            32,558,419       (4,296,618)    29,531,090       1,184,251     9,701,748      592,410
                                           ===========      ===========    ===========     ===========    ==========     ========



                                       7                             (Continued)

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2000 and December 31, 1999 and 1998



  (4)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                                                2000              1999
                                                                            ------------      ------------
                    Net assets available for Plan benefits
                        per the financial statements                        $ 33,243,199        30,320,542
                    Benefit claims payable included on Form 5500                (365,580)         (116,782)
                                                                            ------------      ------------

                                 Net assets available for Plan benefits
                                   per the Form 5500                        $ 32,877,619        30,203,760
                                                                            ============      ============

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                    Benefits paid to participants per the financial statements       $ 5,229,737
                    Add benefit claims payable at December 31, 2000                      365,580
                    Less benefit claims payable at December 31, 1999                    (116,782)
                                                                                     -----------

                                 Benefits paid to participants per the Form 5500     $ 5,478,535
                                                                                     ===========

        Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30, but not yet paid as of that date.

  (5)   PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  (6)   TAX STATUS

        The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.




                                       8                             (Continued)

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2000 and December 31, 1999 and 1998



(7)     SUBSEQUENT EVENTS

        A Plan addendum was signed on January 30, 2001 and was put into effect subsequent to year-end. Effective for the first quarter of 2001, the fees charged by the trustee are paid from the Plan participants' accounts, rather than from forfeitures.

(8)     RELATED PARTY TRANSACTIONS

        The Plan invests in various funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as related party. Fees paid by the Plan for the investment management services for the years ended December 30, 2000 and December 31, 1999 and 1998 amounted to approximately $100,000, $76,000, and $8,000 respectively.

(9)     RECLASSIFICATIONS

        Certain amounts have been reclassified to conform to the current year presentation.

                            infoUSA, INC. 401(K) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 30, 2000

                                                                          NUMBER OF
                                                       NUMBER            PARTICIPANTS                              FAIR
           DESCRIPTION OF INVESTMENT                  OF SHARES        INVESTED IN FUND          COST              VALUE
--------------------------------------------          ---------        ----------------     --------------    ---------------
Participant directed:
   Fidelity Contrafund                                  138,947                     878     $    7,645,778     $    6,832,039
   Fidelity Intermediate Bond Fund                      190,361                     388          1,902,981          1,911,220
   Fidelity Puritan                                      77,439                     433          1,477,056          1,458,173
   Fidelity Retirement Money Market                   2,135,826                     438          2,135,826          2,135,826
   Fidelity Low-priced Stock                            123,428                     579          2,784,912          2,853,645
   Fidelity Equity Income II                            185,792                     729          5,075,243          4,432,989
   Fidelity Spartan U.S. Equity Index                   101,641                     694          4,946,764          4,757,813
   Fidelity Diversified International Equity             57,342                     362          1,274,814          1,258,089
   Fidelity Dividend Growth                             161,088                     641          4,630,257          4,826,186
   infoUSA Inc. Common Stock                            450,708                   1,347          3,310,885          2,092,439

Participant loans

                                                                                                   257,941            257,941
                                                                                            --------------     --------------

                                                                                                35,442,457     $   32,816,360
                                                                                            ==============     ==============



See accompanying independent auditors' report.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
  23             Consent of Independent Accountants, filed herewith.